Filed by NYSE Group, Inc.
            Pursuant to Rule 425 under the  Securities  Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                          Date: January 23, 2006



On January 19, 2006, the New York Stock Exchange, Inc. included the following article in the January/February issue of NYSE Magazine:

                                     * * *

Update
From NYSE CEO John A. Thain


Major milestones in 2005 set the New York Stock Exchange on course for an exciting future. Last year we engaged in a number of initiatives that will significantly strengthen our business and support our growth as a multiasset-class marketplace. Importantly, our plans to merge with electronic stock exchange Archipelago to form the for-profit public holding company NYSE Group, which will trade under the symbol NYX, won the overwhelming approval of NYSE members. This transaction -- an essential step toward maintaining our global competitiveness -- will create a strong, dynamic and innovative enterprise capable of meeting the demands of investors and issuers worldwide. We also began a pilot program to introduce the first phase of NYSE Hybrid Market,SM a new market model designed to give customers the broadest choice of trade-execution preferences for accessing the world's largest and deepest pool of liquidity.

Companies continued to recognize this liquidity as well as our market quality and leadership. In 2005 the NYSE remained the market of choice for qualified issuers. We welcomed 192 new listings, up from 165 in 2004. Notable new U.S. listings in 2005 included Sprint Nextel Corp. (S), Dolby Laboratories Inc. (DLB) and Ameriprise Financial Inc. (AMP), whose CEO is the author of this issue's For Stakeholders column (see page 44).

Global Growth
We're also proud of our growth as the global market of choice for non-U.S. companies. Significant non-U.S. listings last year included India's Patni Computer Systems Ltd. (PTI) and China's Suntech Power Holdings Co. Ltd. (STP), which raised $395 million in its Big Board debut and is now the largest entrepreneurial Chinese company listed in the U.S. In fact, we are privileged to list 25 companies from China, which together have raised more than $25 billion in recent years.

Strong U.S. IPO activity, including funds, also helped propel our growth. NYSE IPOs, including funds, raised $44 billion in proceeds -- more than four times as much as any other U.S. market. Of that, NYSE IPOs by U.S. companies raised $21.3 billion, or more than 90 percent of all qualified U.S. IPO dollars raised. Non-U.S. offerings raised another $2.2 billion, or 96 percent of qualifying proceeds. All told, the total global market cap of our 2,775 listed companies increased to $21.7 trillion, up from $19.8 trillion at the end of 2004, making the Exchange by far the world's largest equities market.

New Products
The transfer of 40 exchange-traded funds (ETFs) this past fall made the NYSE the leading market for listing and trading of Barclays Global Investors' iShares Funds. The Exchange is now the listing home for 64 ETFs, with an additional 47 non-NYSE-listed ETFs trading on our market. We're proud to bring investors products such as the PowerShares FTSETM RAFI US 1000 Portfolio (PRF) and Rydex's Euro Currency Trust (FXE), the first currency-based ETF. In all, 46 new ETFs joined the NYSE last year.

We've also been hard at work expanding our fixed-income offerings. As you'll read in the article on page 42, our newly enhanced Automated Bond System not only will facilitate investor access to a much broader range of bonds but will bring the benefits of real-time quote and price transparency to the bond-investing public.

The Exchange posted other notable records last year. Daily trading volume twice exceeded 3 billion shares, total trading volume for the year topped 400 billion shares, an NYSE seat sold for $4 million, and the New York Stock Exchange Composite Index(R) (NYA) reached a new high of 7814 on Dec. 22. The NYA, which measures the performance of all common stocks, ADRs, REITs and tracking stocks listed on the NYSE, ended the year at 7753.95, up 7 percent from the last day of trading in 2004, outperforming all major U.S. indexes for the second consecutive year. We're delighted that Exchange companies maintain the respect of investors worldwide.

Accountability
Investors and issuers alike value honesty and accountability. NYSE-listed companies are required to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and to promptly disclose any waivers of that code for directors or executive officers. But a number of NYSE companies go beyond that requirement when it comes to their ethics policies. As the article on page 22 reveals, corporate ethics offices around the globe are growing in size and shape, and many listed companies now include chief ethics officers among their staffs. At the Exchange, we too count a chief ethics officer among our corporate ranks: Louise M. Quick, who was named to that post last year, has been hard at work strengthening our ethical culture by expanding our ethics program and building awareness.

Idea Exchange
Amid the promising changes under way, the NYSE remains the center of global business, where thought leaders often converge. Last year we were honored to host presidents and prime ministers from a number of countries. We also welcomed many U.S. government officials and policymakers, including Energy Secretary Samuel W. Bodman, Treasury Secretary John Snow and Commerce Secretary Carlos Gutierrez, whom we interview on page 14.

While these developments made 2005 a remarkable year, they're merely a prelude to what's ahead for 2006 and beyond. As we look to the future and to the challenge of competing globally in a high-speed, electronically connected world, NYSE Group will be more diversified, more transparent and better able to grow and serve you.


Sincerely,
John Thain

Pull-quote 1: "We are privileged to list 25 companies from China, which together have raised more than $25 billion in recent years."

Pull-quote 2: "Amid the promising changes under way, the NYSE remains the center of global business, where thought leaders often converge."

Caption: U.S. Secretary of Commerce Carlos Gutierrez and John Thain discuss the economic climate for NYSE-listed companies.

Footnote:
Important Acquisition Information With Respect To The Merger In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission
(SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.
NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.
NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.
This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities and Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).
You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.